FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Nine-Month Period Ended December 31, 2006

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 31, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer Chief Financial Officer

Consolidated Financial Results for the Nine-Month Period Ended December 31, 2006

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, January 31, 2007 – Mitsui & Co., Ltd. announced its consolidated financial results for the nine-month period ended December 31, 2006.

Mitsui & Co., Ltd. and subsidiaries            (Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer : Shoei Utsuda

Investor Relations Contacts : Satoshi Tanaka, General Manager, Investor Relations Division    TEL 81-3-3285-7533

1. Basic Information on Quarterly Financial Statements

(1)	The adoption of compendium method in accounting procedure : None

(2)	Changes of accounting principles applied from the previous fiscal year : None

(3)	Changes of scope of group companies from the previous fiscal year : Yes

Number of consolidated subsidiaries and associated companies accounted for by the equity method

Consolidated subsidiaries : 320,    Associated companies accounted for by the equity method : 176

(Reference) March 31, 2006

Consolidated subsidiaries : 314,    Associated companies accounted for by the equity method : 192

2. Consolidated financial results (Unaudited)

(1)	Consolidated operating results information for the three-month period ended December 31,2006
(from	October 1, 2006 to December 31, 2006)

	Revenues		Income from continuing operations before income taxes, minority interests and equity in earnings		Net income		Total trading transactions
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Three-month period ended December 31, 2006	1,198,622	11.8	92,138	(2.0)	89,759	16.1	4,007,075	2.1
Three-month period ended December 31, 2005	1,072,085	14.2	94,057	688.3	77,308	239.0	3,923,227	13.4

(2)	Consolidated operating results information for the nine-month period ended December 31,2006
(from	April 1, 2006 to December 31, 2006)

	Revenues		Income from continuing operations before income taxes, minority interests and equity in earnings		Net income		Total trading transactions
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Nine-month period ended December 31, 2006	3,523,237	19.2	232,746	9.9	244,214	52.2	11,629,295	6.0
Nine-month period ended December 31, 2005	2,956,228	11.2	211,804	60.5	160,501	89.0	10,971,831	7.8

Year ended March 31, 2006	4,115,471		278,326		202,409		14,885,772

	Net income per share, basic	Net income per share, diluted
	Yen	Yen
Nine-month period ended December 31, 2006	141.76	133.90
Nine-month period ended December 31, 2005	101.45	95.38

Year ended March 31, 2006	126.26	118.85

(3)	Consolidated financial position information

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of Yen	Millions of Yen	%	Yen
December 31, 2006	9,550,301	1,940,635	20.3	1,126.67
December 31, 2005	8,602,368	1,426,126	16.6	901.27

March 31, 2006	8,573,578	1,677,907	19.6	973.85

Notes:

1.	Percentage figures for Revenues, Income from continuing operations before income taxes, minority interests and equity in earnings, Net income, and Total trading transactions for the three-month period and the nine-month period represent changes from the corresponding period of the previous year.

2.	Parentheses represent negative figures or decreases.

3.	Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries (collectively, the “companies”) act as principal and transactions in which the companies serve as agent. Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP. The companies have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker.

4.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the three-month period ended December 31, 2005, the nine-month period ended December 31, 2005 and the year ended March 31, 2006 relating to discontinued operations have been reclassified.

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Highlights of Consolidated Financial Results for the Nine-Month Period

Ended December 31, 2006

1. Summary of Financial Results for the Nine-Month Period Ended December 31, 2006

With the global economy expanding vigorously worldwide including the U.S. and China, international commodity prices such as crude oil and non-ferrous metals remained at high levels.

An overview of the financial results for the nine month period ended December 31, 2006 is set forth below.

•	The results for the nine month period ended December 31, 2006 showed the same trend as we observed for the six month period ended September 30, 2006. Mitsui & Co., Ltd. and its subsidiaries (“the Group”) recorded net income of ¥244.2 billion, an increase of ¥83.7 billion, or 52.1%, compared to ¥160.5 billion for the corresponding nine month period of the previous year, mainly attributable to the increases in gross profit and equity in earnings of associated companies. While the Foods & Retail Segment and the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment recorded decline in profit, most of the other operating segments, especially mineral resources and energy related businesses, recorded improved operating results supported by a favorable economic environment.

•	Total assets as of December 31, 2006 increased to ¥9.6 trillion, an increase of ¥1.0 trillion over March 31, 2006 due mainly to investments in energy, mineral resources and infrastructures businesses as well as an increase in trade receivables. Shareholders equity as of December 31, 2006 was ¥1.9 trillion as a result of increased retained earnings, and Net Debt-to-Equity Ratio (“Net DER”) as of December 31, 2006 was 1.67 times, slightly lower than that of March 31, 2006. The annualized return on equity (“ROE”) for the nine month period ended December 31, 2006 was 18.0%.

2. Results of Operations

(1) Analysis on consolidated income statements

Gross Profit

Gross profit for the nine month period ended December 31, 2006 was ¥649.8 billion, an increase of ¥55.6 billion, or 9.4%, compared to ¥594.2 billion for the corresponding nine month period of the previous year. This was due to the following factors:

•	Reflecting the rising prices of crude oil and iron ore, the Group saw major growth in gross profit at Mitsui E&P Middle East B.V. (Netherlands), which develops and produces oil and gas in Oman, and Mitsui Iron Ore Development Pty. Ltd. (Australia). The commencement of commercial production in July at Enfield oil field in Australia contributed to expansion of gross profit from the 3rd quarter of this fiscal year.

•	Business transactions in basic materials such as steel products and chemical products continued to show good performance in general, while business circumstances varied by products. Overseas automotive-related subsidiaries, especially in Asia and Europe, performed well.

•	Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) in the Logistics & Financial Markets Segment and Westport Petroleum, Inc. (United States) in the Americas Segment showed increases in gross profit, while Mitsui Oil (Asia) Pte. Ltd. posted losses at naphtha trading. As a result, trading operations of energy derivatives, oil products, precious metals and foreign exchange recorded a marginal increase of gross profit over the corresponding period of the previous year.

•	In the Foods & Retail Segment and Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment, performance varied by products and services. Mitsui Norin Co., Ltd., MITSUI FOODS CO., LTD. and domestic apparel businesses showed poor performance, while real estate businesses performed well especially in overseas.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine month period ended December 31, 2006 were ¥429.2 billion, an increase of ¥31.0 billion, compared to ¥398.2 billion for the corresponding nine month period of the previous year.

•	Personnel expenses increased by ¥11.5 billion compared to the corresponding nine month period of the previous year. The principal factors were expanded businesses operations of subsidiaries in the automotive related businesses, and the information and telecommunication businesses. Trader bonuses paid at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) and Westport Petroleum, Inc. (United States) also increased.

•	Selling, general and administrative expenses other than personnel and communication and information expenses increased by ¥15.0 billion compared to the corresponding nine month period of the previous year, reflecting expanding operations of subsidiaries particularly in the automotive-related businesses and the information and telecommunication businesses as mentioned above.

Provision for Doubtful Receivables

Provision for doubtful receivables for the nine month period ended December 31, 2006 was ¥4.1 billion, an increase of ¥4.0 billion, compared to ¥0.1 billion for the corresponding nine month period of the previous year. In the nine month period ended December 31, 2006, provision for doubtful receivables increased at P.T. Bussan Auto Finance (Indonesia), a retail finance company for motorcycles, reflecting expanding operations. In the nine month period ended December 31, 2005, there were collections of debts which had been written off as uncollectible in the past. Total provision for both periods consisted of individually small ones.

Interest Expense, Net of Interest Income

Interest expense, net of interest income for the nine month period ended December 31, 2006 was ¥30.4 billion, an increase of ¥15.3 billion compared to ¥15.1 billion for the corresponding nine month period of the previous year. Due to cumulative interest bearing debt which was used to fund investments and the rising U.S. dollar interest rates, interest expense, net of interest income showed increases of ¥6.9 billion in the Sakhalin II project and ¥7.4 billion at overseas subsidiaries, respectively. For further information on interest bearing debt as of December 31, 2006, see “3. Financial Conditions.”

For the reference of short term interest levels, the periodic average of 3 month Libor of Japanese Yen and U.S. dollar as of month end dates for the nine month period ended December 31, 2006 and 2005 are set forth below.

Periodic average of 3 month Libor (%p.a.)
	Nine-Month Period Ended Dec. 31,
	2006	2005
Japanese Yen	0.39	0.06
U.S. Dollar	5.35	3.88

Dividend Income

Dividend income for the nine month period ended December 31, 2006 was ¥39.3 billion, an increase of ¥18.5 billion compared to ¥20.8 billion for the corresponding nine month period of the previous year.

Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥21.7 billion, a significant increase of ¥15.0 billion over the nine month period ended December 31, 2005.

Gain on Sales of Securities

Gain on sales of securities for the nine month period ended December 31, 2006 was ¥38.6 billion, an increase of ¥11.7 billion compared to ¥26.9 billion for the corresponding nine month period of the previous year. In the nine month period ended December 31, 2006, the Group recorded gains on the sales of shares in Toho Titanium Co., Ltd. (Japan) and shares in listed companies. In the nine month period ended December 31, 2005, the Group recorded a gain from the exchange of shares of Seven & i Holdings Co., Ltd, one of Japan’s leading diversified retailers, and gains on the sales of shares in Metro PCS in the U.S. and P.T. Excelcomindo Pratama, Tbk. in Indonesia, both mobile communication related companies.

Loss on Write-Down of Securities

The loss on write-down of securities for the nine month period ended December 31, 2006 was ¥7.5 billion, an increase of ¥1.8 billion compared to ¥5.7 billion for the corresponding nine month period of the previous year. Loss on the write-down of securities of listed companies for the nine month period ended December 31, 2006 totaled ¥2.2 billion, an increase of ¥0.8 billion from the corresponding period of the previous year. Loss on write-down of securities for both periods consisted of individually small amount of losses.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the nine month period ended December 31 , 2006 was ¥5.3 billion, a decrease of ¥1.3 billion compared to ¥6.6 billion for the corresponding nine month period of the previous year. Major gains on disposal or sales of property and equipment-net came from Tri-Net Logistics Management, Inc. and Nutriscience Technologies, Inc. in the Americas Segment for the nine month period ended December 31, 2006, while gain on disposal or sales of property and equipment—net for the corresponding period of the previous year consisted mainly of gains on sales of company-owned properties and corporate residences.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the nine month period ended December 31, 2006 was ¥10.9 billion, a decrease of ¥1.9 billion compared to ¥ 9.0 billion for the corresponding nine month period of the previous year. The main elements of losses for the nine month period ended December 31, 2006 was impairment losses on intangible assets of Mitsui Norin Co., Ltd. (Japan) due to deterioration of operating environment. The main elements for the corresponding nine month period of the previous year included impairment losses on land and facilities of MITSUI FOODS, CO., LTD (Japan) which became idle as a result of reorganization of distribution bases, and land owned by the Group for lease and development.

Impairment Loss of Goodwill

For the nine month period ended December 31, 2006, Mitsui Norin Co., Ltd. (Japan) reported a ¥16.5 billion impairment loss on goodwill.

Compensation and Other Charges Related to the DPF Incident

For the nine month period ended December 31, 2006, Mitsui recorded a ¥3.9 billion gain by liquidating accounts payables which was set up based on estimated cost for compensation and other charges following completion DPF redemption. For the nine month period ended December 31, 2005, Mitsui recorded ¥9.0 billion charges as additional user response costs.

Other Expense—Net

Other expense—net for the nine month period ended December 31, 2006 was ¥ 5.4 billion, a decline of ¥5.9 billion, compared to ¥0.5 billion income for the corresponding nine month period of the previous year due mainly to estimated restructuring costs at Mitsui Bussan House-Techno, Inc. (Japan) including those for future maintenance services due to its decision to withdraw from construction and marketing of home units. Other expense-net for the corresponding nine month period of the previous year consisted of miscellaneous small ones.

Minority Interests in Earnings of Subsidiaries

Minority interests in earnings of subsidiaries for the nine month period ended December 31, 2006 was ¥14.5 billion, an increase of ¥0.6 billion compared to ¥13.9 billion for the corresponding nine month period of the previous year. Subsidiaries engaged in mineral resources business such as Japan Collahuasi Resources which have minority interests recorded increases in net income from continuing operation before tax, which was mostly offset by minority interest in loss of Mitsui Norin Co., Ltd. that recorded loss from continuing operations before tax reflecting significant impairment losses as mentioned above.

Equity in Earnings of Associated Companies—Net

Equity in earnings of associated companies—net (after income tax effect) for the nine month period ended December 31, 2006 was ¥117.7 billion, a significant increase of ¥50.3 billion compared to ¥67.4 billion for the corresponding nine month period of the previous year. This was mainly attributable to the strong performance of mineral resources and energy related associated companies due to higher prices for iron ore, copper and crude oil. These companies included Compania Minera Dona Ines de Collahuasi SCM (Chile), a copper mining joint venture, Valepar S.A. (Brazil), a controlling shareholder of mineral resources company Companhia Vale do Rio Doce in Brazil, Mitsui Oil Exploration Co., Ltd. (Japan), a production company of gas and crude oil mainly in offshore Thailand and Japan Australia LNG (MIMI) Pty. Ltd. (Australia), an LNG and oil development associated company. IPM Eagle LLP (United Kingdom), an overseas independent power producer, recorded an increase due to expansion of its power producing operations in United Kingdom. Furthermore, associated companies in non-mineral resources and energy operations recorded increase in aggregate.

Income from Discontinued Operations—Net

Income from discontinued operations—net (after income tax effect) for the nine month period ended December 31 , 2006 was a ¥3.3 billion income, an improvement of ¥3.6 billion from a ¥0.3 billion loss for the corresponding nine month period of the previous year. The primary component of discontinued operations for the nine month period ended December 31, 2006 was Mitalco, Inc. (United States), an aluminum smelting subsidiary, which sold its stake in aluminum smelters and recorded a gain of ¥3.1 billion from the transactions, while it recorded a loss of ¥1.1 billion for the corresponding nine month period of the previous year.

As a result of these developments, for the nine month period ended December 31, 2006, the Group recorded net income of ¥244.2 billion, an increase of ¥83.7 billion, or 52.1%, compared to ¥160.5 billion for the corresponding nine month period of the previous year.

(2) Operating Results by Operating Segment

Iron & Steel Products Segment

Gross profit for the nine month period ended December 31, 2006 was ¥42.5 billion, an increase of ¥1.1 billion compared to ¥41.4 billion for the corresponding nine month period of the previous year. The overall firm steel products market conditions continued, reflecting tightened global supply-demand balance and steady domestic economy. High-end products such as steel sheets and plates for automobiles and shipbuilding, steel tubular products and line pipes for oil and gas development especially contributed to high level of gross profit.

Operating income for the nine month period ended December 31, 2006 was ¥ 19.0 billion, a decrease of ¥0.8 billion compared to ¥19.8 billion for the corresponding nine month period of the previous year. Increase in selling, general and administrative expenses, mainly at domestic subsidiaries, outweighed the above-mentioned increase in gross profit.

Equity in earnings of associated companies for the nine month period ended December 31, 2006 was ¥2.5 billion, an increase of ¥0.2 billion compared to ¥2.3 billion for the corresponding nine month period of the previous year. Net income for the nine month period ended December 31, 2006 was ¥15.9 billion, a ¥1.3 billion increase compared to ¥14.6 billion for the corresponding nine month period of the previous year. Gains on sales of shares in listed companies and dividend income from an overseas steel manufacturer contributed to net income, offsetting the decreases in operating income.

Net Income by Operating Segment

(Billions of Yen)

Iron & Steel Raw Materials and Non-Ferrous Metals Segment

Gross profit for the six-month period ended December 31, 2006 was ¥91.8 billion, an increase of ¥6.7 billion compared to ¥85.1billion for the corresponding nine month period of the previous year. Main elements of the increase were as follows:

•      Reflecting tight supply and demand balance in Asia, especially in China, iron ore prices for the year ending March 31, 2007 rose by 19% compared to the year ended March 31, 2006. This resulted in increases in gross profit at Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Itochu Iron Pty. Ltd. (Australia) by ¥9.5 billion and ¥2.3 billion, respectively.

•      The price for representative Australian metallurgical coal for the year ending March 31, 2007 declined by approximately 10%. In addition to this price decline, surging material and fuel cost resulted in a ¥5.7 billion decline in gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia), compared to the nine month period ended December 31, 2005.

Operating income for the nine month period ended December 31, 2006 was ¥ 74.4 billion, an increase of ¥6.0 billion compared to ¥68.4 billion for the corresponding nine month period of the previous year. Equity in earnings of associated companies for the nine month period ended December 31, 2006 was ¥49.1 billion, a significant increase of ¥30.8 billion compared to ¥18.3 billion for the corresponding nine month period of the previous year. Major factors were as follows:

•	Compania Minera Dona Ines de Collahuasi SCM (Chile) recorded an increase of ¥18.3 billion compared to the nine month period ended December 31, 2005, due to the rise in copper price as well as a tax effect on its retained earnings for the additional Chilean tax charged to dividend recipients for the nine month period ended December 31 , 2005.

LME copper price for April to December, 2006 was US$7,316 per ton on average, which was a significant increase from the corresponding period of the previous year at US$3,816 per ton.

•	Supported by higher market prices of their mining products, Valepar S.A. (Brazil) recorded a ¥9.3 billion increase, including a ¥5.6 billion gain on issuance of stock by Companhia Vale do Rio Doce in exchange for Caemi Mineraçã o e Metalurgia S.A stock.

Net income for the nine month period ended December 31, 2006 was ¥91.0 billion, a ¥45.6 billion increase compared to ¥45.4 billion for the corresponding nine month period of the previous year. Other factors of this increase included a ¥14.2 billion gain on the sale of shares in Toho Titanium Co., Ltd. (Japan) and a gain on the sale of stake in aluminum smelters at Mitalco, Inc. (United States).

Machinery & Infrastructure Projects Segment

Gross profit for the nine month period ended December 31, 2006 was ¥72.0 billion, an increase of ¥7.7 billion compared to ¥64.3 billion for the corresponding nine month period of the previous year.

•	In machinery business fields, gross profit rose mainly at a motorcycle retail finance company P.T. Bussan Auto Finance (Indonesia) and automotive-related subsidiaries in Americas and Europe; and overseas construction machinery subsidiaries.

•	In infrastructure projects business fields, gross profit declined due to decrease in realization of various overseas plant projects, in spite of contribution by newly acquired subsidiaries.

Operating income for the nine month period ended December 31, 2006 was ¥ 10.7 billion, a decrease of ¥4.5 billion compared to ¥15.2 billion for the corresponding nine month period of the previous year. The decrease is mainly attributable to the above-mentioned decrease in gross profit related to overseas plant project businesses. Operating income of subsidiaries in machinery business and newly acquired subsidiaries engaged in infrastructure projects increased marginally as the growth in gross profit from expanding operations were partly offset by the corresponding increases in selling, general and administrative expenses and provision for doubtful receivables .

Equity in earnings of associated companies for the nine month period ended December 31, 2006 was ¥18.3 billion, an increase of ¥8.1 billion compared to ¥10.2 billion for the corresponding nine month period of the previous year. Equity in earnings of the overseas power producing businesses recorded an increase of ¥3.3 billion, compared to the nine month period ended December 31, 2005, which were mainly attributable to IPM Eagle LLP (United Kingdom) including contribution from the Saltend Power Plant acquired in the third quarter of the year ended March 31, 2006, and P.T. Paiton Energy (Indonesia). In addition, a gas distribution business in Brazil newly contributed and overseas associated companies engaged in automotive related business and construction machinery business performed as well.

Net income for the nine month period ended December 31, 2006 was ¥26.6 billion, an increase of ¥5.1 billion compared to ¥21.5 billion for the corresponding nine month period of the previous year, principally due to the increase in equity in earnings.

Chemical Segment

For the nine month period ended December 31, 2006, gross profit was ¥76.7 billion, an increase of ¥4.9 billion compared to ¥71.8 billion for the corresponding nine month period of the previous year. The major factors were as follows:

•	Gross profit increased by ¥3.1 billion at Novus International, Inc. (United States), a feed additive manufacturing subsidiary, whose profit margin has recovered due to market price rise and raw materials cost reduction. There was also reversal effects of the losses associated with the hurricanes which hit the United States during the nine month period ended December 31, 2005.

•	This segment recorded increases in gross profit in business transactions of IT related parts and components, plastics and inorganic raw materials such as salt and sulfur, reflecting increasing demand of those materials especially in Asia.

•	In basic petrochemicals fields ranging from basic materials to mid-stream intermediate products, gross profit decreased in olefin and ammonia businesses due to softening market environment, while methanol, styrene and paraxylene businesses contributed reflecting firmer market environment.

Operating income for the nine month period ended December 31, 2006 was ¥25.7 billion, an increase of ¥0.8 billion compared to ¥24.9 billion for the corresponding nine month period of the previous year. Provision for doubtful receivables increased by ¥3.5 billion from the corresponding period of the previous year due to an increase at Fertilizantes Mitsui S.A. Industria e comercio (Brazil) and for a domestic customer.

Equity in earnings of associated companies for the nine month period ended December 31, 2006 was ¥3.7 billion, an increase of ¥0.7 billion compared to ¥3.0 billion for the corresponding nine month period of the previous year, mainly due to the contribution of International Methanol Company (Saudi Arabia), a methanol manufacturer, supported by steady market environment.

Net income for the nine month period ended December 31, 2006 was ¥14.7 billion, an increase of ¥7.7 billion compared to ¥7.0 billion for the corresponding nine month period of the previous year. In addition to the increases in operating income and equity in earnings of associated companies, Mitsui recorded a ¥3.9 billion gain by liquidating accounts payables which had been set up based on estimated cost for compensation and other charges related to the DPF incident during past years as a result of completion of redemption of the relevant DPFs. It recorded a ¥9.0 billion user response charge for the nine month period ended December 31, 2005.

Energy Segment

Average crude oil prices (JCC: Japan Crude Cocktail), which have been reflected in revenues of the Mitsui’s oil and gas producing subsidiaries and associated companies, rose to US$64 per barrel in average for the nine month period ended December 31, 2006 from US$48 per barrel for the corresponding nine month period of the previous year.

Gross profit for the nine month period ended December 31, 2006 was ¥68.4 billion, an increase of ¥8.3 billion compared to ¥60.1 billion for the corresponding nine month period of the previous year mainly due to the following factors:

•	Rising crude oil prices resulted in an increase in gross profit of overseas subsidiaries engaged in the development and production of oil and gas, including ¥6.2 billion increase at Mitsui E&P Middle East B.V. (Netherlands) operating. Furthermore, there were new contributions of ¥8.7 billion by Mitsui E&P Australia Pty Ltd (Australia) due to the start of oil production at Enfield oil field in July 2006 and ¥2.1 billion by MitEnergy Upstream LLC (United States) which acquired oil and gas interest in the Gulf of Mexico from Pogo Producing Company.

•	Gross profit at Mitsui Oil (Asia) Pte. Ltd. (Singapore) recorded ¥9.7 million losses in naphtha trading. Total contribution of oil products trading in this segment, with the exception of Mitsui Oil (Asia) Pte. Ltd., for the nine month period ended December 31, 2006 was almost at the same level as the corresponding period of the previous year.

•	Mitsui Oil Co., Ltd. (Japan), a domestic petroleum products wholesale and retail subsidiary, recorded an increase of ¥3.0 billion due to its success in raising the sales prices of the products and subsequent decline in costs reflecting the fall in crude oil prices after summer in 2006.

Operating income for the nine month period ended December 31, 2006 was ¥ 43.9 billion, an increase of ¥8.1 billion compared to ¥35.8 billion for the corresponding nine month period of the previous year, reflecting the increase in gross profit.

Reflecting higher crude oil prices, equity in earnings of associated companies for the nine month period ended December 31, 2006 was ¥31.9 billion, an increase of ¥5.9 billion compared to ¥26.0 billion for the corresponding nine month period of the previous year. The increase was mainly attributable to Mitsui Oil Exploration Co., Ltd. (Japan), which is mainly engaged in the production of gas and crude oil in offshore Thailand and Japan Australia LNG (MIMI) Pty. Ltd. (Australia), which is involved in natural gas, crude oil and condensate exploration, development and marketing in Western Australia.

Net income for the nine month period ended December 31, 2006 was ¥52.5 billion, a significant increase of ¥18.5 billion compared to ¥34.0 billion for the corresponding nine month period of the previous year. In addition to the increases in operating income and equity in earnings, following factors contributed to this improvement:

•	Interest expenses related to the Sakhalin II project increased by ¥6.9 billion due to an increase in interest bearing debt which was used to fund the increasing investments in Sakhalin Energy Investment Company Ltd. (Bermuda) and an increase in the U.S. dollar interest rates.

•	Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥21.7 billion, an increase of ¥15.0 billion compared to ¥6.7 billion for the corresponding nine month period of the previous year.

•	This segment significantly increased repatriation of undistributed earnings from overseas subsidiaries and associated companies for the corresponding nine month period of the previous year. The increased dividends received from those overseas companies resulted in a significant increase in Japanese income tax expenses at this segment.

The impact of oil prices fluctuations is reflected in Mitsui’s revenue with up to a 6-month time lag. Crude oil prices continued to rise, reached its peak levels in summer 2006 and then declined towards the end of 2006. Mitsui’s assumption on average price of JCC, which will be reflected in its revenue for the year ending March 31, 2007, is US$ 64 per barrel. Evolution of quarterly average prices of JCC is as follows.

Unit: US$/barrel
October to December, 2005	January to March, 2006	April to June, 2006	July to September, 2006	October to December, 2006 (*)
57.41	59.51	65.21	70.62	60.92

(*)	preliminary figures for November and December 2006

Foods & Retail Segment

Gross profit for the nine month period ended December 31, 2006 was ¥63.8 billion, a decrease of ¥0.4 billion compared to ¥64.2 billion for the corresponding nine month period of the previous year. The major factors to this decline were as follows:

•	Gross profit of MITSUI FOODS CO., LTD. (Japan) decreased by ¥2.1 billion, principally attributable to the termination of business relations with The Daiei, Inc, a Japanese national retailer.

•	Gross profit of Mitsui Norin Co., Ltd. (Japan) decreased by ¥1.5 billion due to poor performance in beverage and beverage materials businesses and divestiture of non-core businesses.

•	Mitsui recorded an increase in gross profit chiefly in raw sugar business.

Operating income for the nine month period ended December 31, 2006 was ¥11.4 billion, an increase of ¥1.5 billion compared to ¥9.9 billion for the corresponding nine month period of the previous year. There was a reduction of ¥1.7 billion in selling, general and administrative expenses. This is primarily attributable to the early retirement program implemented during the year ended March 31, 2006. at MITSUI FOODS CO., LTD.

Equity in earnings of associated companies for the nine month period ended December 31, 2006 was ¥2.5 billion, a ¥0.3 billion decrease compared to ¥2.8 billion for the corresponding nine month period of the previous year.

This segment recorded net loss of ¥0.9 billion for the nine month period ended December 31, 2006, a ¥5.0 billion deterioration compared to ¥4.1 billion net income for the corresponding nine month period of the previous year. This decline was mainly attributable to the following reasons:

•	Due to deterioration of operating environment, Mitsui Norin Co., Ltd. recorded impairment losses on intangible assets and goodwill of ¥7.8 billion and ¥16.5 billion, respectively. These losses were partly offset by a ¥8.6 billion in minority interests of 48% in loss of Mitsui Norin Co., Ltd.

•	For the corresponding nine month period of the previous year, this segment recorded a ¥4.2 billion gain from the exchange of shares of Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd., for newly issued shares of Seven & i Holdings Co., Ltd., one of Japan’s leading diversified retailers.

Lifestyle, Consumer Service, Information, Electronics and Telecommunication Segment

Gross profit for the nine month period ended December 31, 2006 was ¥95.2 billion, an increase of ¥3.8 billion compared to ¥91.4 billion for the corresponding nine month period of the previous year. In the lifestyle business fields gross profit of apparel businesses decreased mainly due to poor performance brand businesses in Japan; on the other hand, in consumer service business fields there was an increase in gross profit for overseas real estate business. In IT related business fields, gross profit slightly increased mainly due to expansion of outsourcing business at Toyo Officemation Inc. and domestic mobile phone sales business at Telepark Corp.

Operating income for the nine month period ended December 31, 2006 was ¥12.7 billion, a decrease of ¥3.1 billion compared to ¥15.8 billion for the corresponding nine month period of the previous year. The above-mentioned improvement in gross profit was outweighed by increases in selling, general and administrative expenses primarily related to IT related business operations.

Equity in earnings of associated companies for the nine month period ended December 31, 2006 was ¥5.1 billion, an increase of ¥3.4 billion compared to ¥1.7 billion for the corresponding nine month period of the previous year. A television shopping service company QVC JAPAN, INC. (Japan) continued good performance and a mobile phone sales company Brightstar Logistics Pty. (Australia) contributed to this improvement.

Net income for the nine month period ended December 31, 2006 was ¥8.5 billion, a decrease of ¥2.4 billion compared to ¥10.9 billion for the corresponding nine month period of the previous year. Major reasons other than the above-mentioned factors were as follows:

•	Mitsui Bussan House-Techno, Inc. (Japan), which decided on discontinuing housing business during the nine month period ended December 31, 2006, recorded estimated costs of ¥5.4 billion to meet future requirement for product warranties and maintenance services. At the same time it recorded gain from liquidation of valuation allowance for deferred tax assets on its retained loss.

•	There was a reduction in gain on sales of shares. For the corresponding nine month period of the previous year, there were gains on sales of shares in Metro PCS and PT Excelcomindo Pratama amounting to ¥3.5 billion and ¥2.0 billion, respectively.

•	For the corresponding nine month period of the previous year, Mitsui received ¥2.0 billion dividend from an investment company related to gains on the sales of interests in telecommunication companies in Africa.

Logistics & Financial Markets Segment

For the nine month period ended December 31, 2006, gross profit was ¥44.8 billion, an increase of ¥10.3 billion compared to ¥34.5 billion for the corresponding nine month period of the previous year. Derivative commodities and other trading activities such as energy derivative at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) showed strong performance seizing opportunities for return under volatile market during the nine month period ended December 31, 2006.

Operating income for the nine month period ended December 31, 2006 was ¥17.9 billion, an increase of ¥7.0 billion compared to ¥10.9 billion for the corresponding nine month period of the previous year. The above-mentioned increase in gross profit was partly offset by increase in performance linked bonuses to traders at Mitsui & Co. Energy Risk Management Ltd.

Equity in earnings of associated companies for the nine month period ended December 31, 2006 was ¥1.5 billion, a ¥1.3 billion decrease compared to ¥2.8 billion for the corresponding nine month period of the previous year. The equity in earnings consists of miscellaneous small amounts.

There was a loss on write-down of investment funds. As a result net income for the nine month period ended December 31, 2006 was ¥8.4 billion, the same level as ¥8.4 billion for the corresponding nine month period of the previous year.

Americas Segment

Gross profit for the nine month period ended December 31, 2006 was ¥45.6 billion, an increase of ¥3.1 billion compared to ¥42.5 billion for the corresponding nine month period of the previous year. An oil products trading subsidiary Westport Petroleum, Inc. (United States) recorded an increase of ¥2.0 billion and Mitsui Steel Holdings, Inc. (United States) recorded an increase reflecting the firm steel product market.

Operating income for the nine month period ended December 31, 2006 was ¥15.7 billion, an increase of ¥1.5 billion compared to ¥14.2 billion for the corresponding nine month period of the previous year, reflecting the increase in gross profit, which was partly offset by higher trader bonuses at Westport Petroleum, Inc.

Equity in earnings of associated companies for the nine month period ended December 31, 2006 was ¥2.8 billion, a ¥1.2 billion increase compared to ¥1.6 billion for the corresponding nine month period of the previous year.

Net income for the nine month period ended December 31, 2006 was ¥12.7 billion, an increase of ¥1.5 billion compared to ¥11.2 billion for the corresponding nine month period of the previous year. The increases in operating income and equity in earnings as well as a ¥3.9 billion gain on sales of fixed assets by Tri-Net Logistics Management, Inc. and a chemical subsidiary Nutriscience Technologies, Inc were partly offset by the following factors:

•	Interest expenses increased by ¥4.4 billion at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from a rise in U.S. dollar interest rates.

•	There was also a ¥2.0 billion gain on sales of securities of Metro PCS for the corresponding nine month period of the previous year.

Europe Segment

Gross profit for the nine month period ended December 31, 2006 was ¥16.8 billion, an increase of ¥0.2 billion compared to ¥16.6 billion for the corresponding nine month period of the previous year, reflecting good performance of organic chemicals, steel products and energy businesses. Operating income for the nine month period ended December 31, 2006 was ¥2.4 billion, a ¥1.4 billion decrease compared to ¥3.8 billion for the corresponding nine month period of the previous year, reflecting the increase mainly in personnel expenses.

Net income for the nine month period ended December 31, 2006 was ¥2.8 billion, a decrease of ¥0.4 billion compared to ¥3.2 billion for the corresponding nine month period of the previous year.

Asia Segment

Gross profit for the nine month period ended December 31, 2006 was ¥19.4 billion, an increase of ¥0.6 billion compared to ¥18.8 billion for the corresponding nine month period of the previous year. Organic chemicals and steel products businesses at the Singapore branch showed firm performance.

Operating income for the nine month period ended December 31, 2006 was ¥5.7 billion, a decrease of ¥0.3 billion compared to ¥6.0 billion for the corresponding nine month period of the previous year, reflecting the increase mainly in personnel expenses.

Net income for the nine month period ended December 31, 2006 was ¥5.1 billion, a decrease of ¥1.3 billion compared to ¥6.4 billion for the corresponding nine month period of the previous year.

Other Overseas Segment

Net income for the nine month period ended December 31, 2006 was ¥10.7 billion, an increase of ¥0.1 billion compared to ¥10.6 billion for the corresponding nine month period of the previous year. The segment’s minority interests in Mitsui Iron Ore Development Pty. Ltd. (Australia) increased, while those in Mitsui Coal Holdings Pty. Ltd. (Australia) decreased. See the relevant discussion in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment above.

3. Financial Conditions

(1) Assets, Liabilities and Shareholders’ Equity

Total assets as of December 31, 2006 were ¥9,550.3 billion, an increase of ¥ 976.7 billion compared to ¥8,573.6 billion as of March 31, 2006.

Current assets as of December 31, 2006 were ¥5,140.7 billion, an increase of ¥ 393.9 billion compared to ¥4,746.8 billion as of March 31, 2006, mainly attributable to increases in trade receivables primarily at the Foods & Retail, the Iron & Steel Raw Materials and Non-Ferrous Metals, the Chemical and the Iron & Steel Products segments, reflecting higher market prices and increased business transactions.

Total current liabilities as of December 31 , 2006 were ¥4,000.8 billion, an increase of ¥489.9 billion compared to ¥3,510.9 billion as of March 31, 2006, primarily because of increases in:

•	short-term debt by ¥186.5 billion at Mitsui and overseas financial subsidiaries; and

•	trade payables corresponding to increases in the above-mentioned current assets.

As a result, working capital, or current assets minus current liabilities, as of December 31 , 2006 was ¥1,139.9 billion, a decrease of ¥96.0 billion compared to ¥1,235.9 billion as of March 31, 2006.

The sum of “total investments and non-current receivables,” “property and equipment—at cost,” and “other assets” as of December 31, 2006 totaled ¥4,409.6 billion, a ¥582.9 billion increase compared to ¥3,826.7 billion as of March 31, 2006, mainly due to the following factors:

•	Within total investments and non-current receivables, investments in and advances to associated companies as of December 31 , 2006 was ¥1,595.6 billion, a ¥295.0 billion increase compared to ¥1,300.6 billion as of March 31, 2006. Major components were:

-	the Sakhalin II project for ¥75.3 billion (including effect from foreign exchange translation of ¥5.8 billion);

-	the acquisition of former Gaspart and other gas distribution operations in Brazil for ¥31.8 billion (including effect from foreign exchange translation of ¥2.1 billion); and,

-	the acquisition of shares in Moshi Moshi Hotline, Inc.(Japan) for ¥10.5 billion and Toyo Engineering Corporation for ¥10.3 billion.

In addition to the above-mentioned increases, there were increases which do not involve cash outflow such as:

-	increases in equity in earnings (before tax effect) of ¥105.3 billion (net of ¥64.1 billion dividends received from associated companies); and

-	a ¥35.5 billion net improvement in foreign exchange translation cumulative adjustments.

Other investments were ¥974.0 billion, a ¥38.3 billion increase compared to ¥935.7 billion as of March 31, 2006. This was due to purchases of shares in Nippon Steel Corporation for ¥10.0 billion and Brightstar Corp of the United States for ¥5.8 billion; and investment in partnership which owns Skylark Co., Ltd., restaurant chains in Japan, for ¥ 10.0 billion. Net sum of unrealized holding gains and losses on available-for-sale securities increased by ¥5.4 billion.

•	Property and equipment—at cost as of December 31 , 2006 was ¥904.9 billion, an increase of ¥158.7 billion compared to ¥746.2 billion as of March 31, 2006. Major components were:

-	the newly acquired oil and gas project in the offshore Gulf of Mexico for ¥59.6 billion (including effect from foreign exchange translation of ¥0.7 billion);

-	the oil and gas projects of Enfield and Vincent oil filed in Australia, Tui oil field in New Zealand and oil and gas project in Oman in total for ¥40.0 billion (including effect from foreign exchange translation of ¥4.2 billion);

-	the iron ore and coal mining projects in Australia for ¥52.5 billion (including effect from foreign exchange translation of ¥17.6 billion); and

-	the Onslow salt field in Australia for ¥0.8 billion.

Long-term debt, less current maturities as of December 31, 2006 was ¥2,777.8 billion, an increase of ¥119.1 billion compared to ¥2,658.7 billion as of March 31, 2006 mainly due to an increase in borrowings from financial institutions associated with funding for the ocean vessels businesses, and rolling stock and real estate leasing subsidiaries as well as for general corporate purpose raised by Mitsui’s corporate head office.

Shareholders’ equity as of December 31, 2006 was ¥1,940.6 billion, an increase of ¥262.7 billion compared to ¥1,677.9 billion as of March 31, 2006, primarily due to the increase in retained earnings by ¥190.8 billion and net improvement in foreign currency translation adjustments by ¥61.9 billion due to stronger Australian dollar, U.S. dollar and Euro against Japanese Yen.

As a result of the above, shareholders’ equity to total assets ratio as of December 31 , 2006 was 20.3%, a 0.7 percentage point improvement compared to 19.6% as of March 31, 2006. The annualized ROE for the nine month period ended December 31, 2006 was 18.0%. Net interest bearing debt, or interest bearing debt minus cash and cash equivalents and time deposits as of December 31, 2006 was ¥3,233.1 billion, an increase of ¥402.5 billion compared to ¥2,830.6 billion as of March 31, 2006. Net debt-to-equity ratio as of December 31, 2006 was 1.67 times, a slight decline of 0.02 point from 1.69 times as of March 31, 2006.

(2) Sakhalin II Project

On December 21, 2006, OAO Gazprom (“Gazprom”), Royal Dutch Shell plc (“Shell”), Mitsui and Mitsubishi Corporation (“Mitsubishi”) have signed a protocol to bring Gazprom into the Sakhalin Energy Investment Company Ltd (“SEIC”). Under the terms of the protocol, Gazprom will acquire a 50% stake plus one share in SEIC for a total cash purchase price of US$7.45 billion. Upon completion of the transaction subsequent to the conclusion of the definitive contracts, Mitsui’s share in SEIC will be diluted from the current 25% to 12.5%. Furthermore, the shareholders and the Ministry of Industry and Energy of Russia as the authorized state body for the supervision of production sharing agreements have agreed to jointly resolve all outstanding issues including obtaining all necessary permits and approvals granted in accordance with applicable Russian legislation and the Production Sharing Agreement (“PSA”) and implement the project in line with the current schedule.

(3) Other Investments after December 31, 2006

On January 24, 2007, Mitsui announced that it agreed to acquire 5% stake of Recruit & Co., Ltd. for ¥27.0 billion. At the same time Mitsui and Recruit agreed to enter into business collaboration agreement in order to explore new business opportunities in areas including media/information and medical/health/senior-care businesses.

In March 2007, Mitsui is scheduled to acquire 3% stake in Mitsui Oil Exploration Co., Ltd.(“MOECO”), an associated company as of December 31, 2006, from Mitsui Engineering & Shipbuilding Co., Ltd., increasing its voting interest in MOECO to 50.3% and making MOECO a subsidiary of Mitsui. Purchase amount for this transaction is scheduled to be ¥6.2 billion.

4. Outlook of Annual Net Income for the Year Ending March 31, 2007

On the announcement in October 31 regarding interim financial results for the year ending March 31, 2007, we revised the outlook of the annual net income for this fiscal year to ¥300 billion, an increase of ¥60 billion from original outlook ¥240 billion announced in May. Subsequently, Mitsui announced on the amendment of its six-month operating results ended September 30, 2006, reflecting discovery of hidden losses in relation to naphtha trading transactions at Mitsui Oil (Asia) Pte. Ltd. (“MOAS”). As Mitsui’s consolidated net income for the nine month period ended December 31, 2006 reached ¥244.2 billion, or 81.4% of ¥ 300 billion, after reflecting ¥9.6 billion pre-tax losses associated with MOAS, we do not revise our outlook of annual net income at this point.

Statements of Consolidated Income

(for the three-month period ended December 31, 2006 and 2005)

(Unaudited)

	(Millions of Yen)
	Three-month period ended December 31, 2006	Three-month period ended December 31, 2005	Comparison with previous period
			Increase/(Decrease)
			Amount	%
Revenues	¥1,198,622	¥1,072,085	¥126,537	11.8
Cost of Revenues	969,708	853,136	116,572

Gross Profit	228,914	218,949	9,965	4.6

Other Expenses (Income) :
Selling, general and administrative	144,138	139,064	5,074
Provision for doubtful receivables	2,535	(1,161)	3,696
Interest expense, net of interest income	12,524	5,299	7,225
Dividend income	(11,152)	(4,767)	(6,385)
Gain on sales of securities - net	(12,027)	(12,781)	754
Loss on write-down of securities	4,273	2,170	2,103
Gain on disposal or sales of property and equipment - net	(4,040)	(6,342)	2,302
Impairment loss of long-lived assets	937	4,235	(3,298)
Other income - net	(412)	(825)	413

Total other expenses	136,776	124,892	11,884

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	92,138	94,057	(1,919)	(2.0)

Income Taxes	36,337	40,983	(4,646)

Income from Continuing Operations before Minority Interests and Equity in Earnings	55,801	53,074	2,727	5.1
Minority Interests in Earnings of Subsidiaries	(9,265)	(4,900)	(4,365)
Equity in Earnings of Associated Companies - Net (After Income Tax Effect)	43,223	28,614	14,609	51.1

Income from Continuing Operations	89,759	76,788	12,971	16.9
Income from Discontinued Operations - Net (After Income Tax Effect)	—	520	(520)

Net Income	¥89,759	¥77,308	¥12,451	16.1

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income):
Net income	¥89,759	¥77,308	¥12,451

Other comprehensive income (after income tax effect):
Unrealized holding gains on available-for-sale securities	13,212	60,059	(46,847)
Foreign currency translation and other adjustments	37,837	16,185	21,652

Changes in equity from nonowner sources	¥140,808	¥153,552	¥(12,744)

Statements of Consolidated Income

(for the nine-month period ended December 31, 2006 and 2005)

(Unaudited)

	(Millions of Yen)
	Nine-month period ended December 31, 2006	Nine-month period ended December 31, 2005	Comparison with previous period
			Increase/(Decrease)
			Amount	%
Revenues	¥3,523,237	¥2,956,228	¥567,009	19.2
Cost of Revenues	2,873,428	2,362,078	511,350

Gross Profit	649,809	594,150	55,659	9.4

Other Expenses (Income) :
Selling, general and administrative	429,157	398,231	30,926
Provision for doubtful receivables	4,145	57	4,088
Interest expense, net of interest income	30,444	15,134	15,310
Dividend income	(39,271)	(20,841)	(18,430)
Gain on sales of securities - net	(38,572)	(26,855)	(11,717)
Loss on write-down of securities	7,480	5,669	1,811
Gain on disposal or sales of property and equipment - net	(5,276)	(6,558)	1,282
Impairment loss of long-lived assets	10,901	9,006	1,895
Impairment loss of goodwill	16,528	—	16,528
Compensation and other charges related to DPF incident	(3,864)	9,000	(12,864)
Other expense (income) - net	5,391	(497)	5,888

Total other expenses	417,063	382,346	34,717

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	232,746	211,804	20,942	9.9

Income Taxes	95,070	104,564	(9,494)

Income from Continuing Operations before Minority Interests and Equity in Earnings	137,676	107,240	30,436	28.4
Minority Interests in Earnings of Subsidiaries	(14,468)	(13,901)	(567)
Equity in Earnings of Associated Companies - Net (After Income Tax Effect)	117,735	67,442	50,293	74.6

Income from Continuing Operations	240,943	160,781	80,162	49.9
Income from Discontinued Operations - Net (After Income Tax Effect)	3,271	(280)	3,551

Net Income	¥244,214	¥160,501	¥83,713	52.2

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income):
Net income	¥244,214	¥160,501	¥83,713

Other comprehensive income (after income tax effect):
Unrealized holding gains on available-for-sale securities	2,489	114,875	(112,386)
Foreign currency translation and other adjustments	70,241	59,623	10,618

Changes in equity from nonowner sources	¥316,944	¥334,999	¥(18,055)

Condensed Consolidated Balance Sheets

(Unaudited)

	(Millions of Yen)
	December 31, 2006	March 31, 2006	Increase/ (Decrease)
ASSETS

Current Assets:
Cash and marketable securities	¥699,500	¥760,953	¥(61,453)
Trade receivables, less allowance for doubtful receivables	2,890,957	2,579,286	311,671
Inventories	768,430	695,754	72,676
Other current assets	781,823	710,838	70,985

Total current assets	5,140,710	4,746,831	393,879

Investments and Non-current Receivables:
Investments in and advances to associated companies and other investments	2,569,556	2,236,262	333,294
Non-current receivables, less allowance for doubtful receivables, and property leased to others	661,604	578,557	83,047

Total investments and other non-current receivables	3,231,160	2,814,819	416,341

Property and Equipment, less Accumulated Depreciation	904,890	746,169	158,721

Other Assets	273,541	265,759	7,782

Total	¥9,550,301	¥8,573,578	¥976,723

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short-term debt and current maturities of long-term debt	¥1,130,867	¥893,982	¥236,885
Trade payables	2,149,701	1,970,878	178,823
Other current liabilities	720,281	646,081	74,200

Total current liabilities	4,000,849	3,510,941	489,908

Long-term Debt, less Current Maturities	2,777,774	2,658,735	119,039

Other Liabilities	688,804	607,835	80,969

Minority Interests	142,239	118,160	24,079

Shareholders’ Equity:
Common stock	295,799	295,766	33
Capital surplus	390,564	390,488	76
Retained earnings:
Appropriated for legal reserve	38,904	38,508	396
Unappropriated	1,015,712	825,306	190,406
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	218,588	216,099	2,489
Foreign currency translation and other adjustments	(16,016)	(86,257)	70,241

Total accumulated other comprehensive loss	202,572	129,842	72,730

Treasury stock, at cost	(2,916)	(2,003)	(913)

Total shareholders’ equity	1,940,635	1,677,907	262,728

Total	¥9,550,301	¥8,573,578	¥976,723

Operating Segment Information

(Unaudited)

Three-month period ended December 31, 2006 (from October 1, 2006 to December 31, 2006)

	(Millions of Yen)
	Iron & Steel Products	Iron & Steel Raw Materials and Non- Ferrous Metals	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Lifestyle, Consumer Service and Information, Electronics & Telecommunication	Logistics & Financial Markets
Total Trading Transactions	356,631	433,280	556,273	603,067	554,737	535,157	367,578	43,688
Gross Profit	14,684	34,014	24,979	25,315	30,045	23,181	33,244	14,189
Operating Income (Loss)	6,707	28,686	3,526	8,794	21,696	4,229	5,713	5,058
Equity in Earnings of Associated Companies	1,039	17,344	5,253	1,133	14,041	986	1,608	594
Net Income	6,491	28,812	8,560	4,306	24,715	3,279	5,246	2,015

Total Assets at December 31, 2006	635,414	991,282	1,597,543	943,552	1,324,989	774,772	868,445	772,464

	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	278,217	110,020	148,779	16,549	4,003,976	1,986	1,113	4,007,075
Gross Profit	13,724	5,971	6,266	1,253	226,865	2,084	(35)	228,914
Operating Income (Loss)	3,988	685	1,257	(102)	90,237	(1,659)	(6,337)	82,241
Equity in Earnings of Associated Companies	1,069	62	51	116	43,296	36	(109)	43,223
Net Income	3,594	830	1,525	4,001	93,374	588	(4,203)	89,759

Total Assets at December 31, 2006	475,708	151,002	206,843	100,455	8,842,469	2,912,109	(2,204,277)	9,550,301

Three-month period ended December 31, 2005 (from October 1, 2005 to December 31, 2005) (As restated)

	(Millions of Yen)
	Iron & Steel Products	Iron & Steel Raw Materials and Non- Ferrous Metals	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Lifestyle, Consumer Service and Information, Electronics & Telecommunication	Logistics & Financial Markets
Total Trading Transactions	342,273	436,264	703,283	532,029	461,822	501,423	379,466	33,705
Gross Profit	13,727	29,725	22,763	25,774	26,801	21,719	30,681	14,320
Operating Income (Loss)	6,852	23,624	5,507	10,100	20,287	3,819	5,766	4,828
Equity in Earnings of Associated Companies	734	8,775	3,691	832	11,860	1,113	926	1,014
Net Income	5,272	19,444	8,665	4,689	19,786	486	5,293	3,192

Total Assets at December 31, 2005	588,788	842,977	1,259,830	872,912	1,117,672	808,084	811,862	671,548

	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	298,646	97,777	122,576	16,620	3,925,884	1,068	(3,725)	3,923,227
Gross Profit	18,424	6,100	6,442	1,283	217,759	1,805	(615)	218,949
Operating Income (Loss)	8,929	1,100	829	260	91,901	(657)	(10,198)	81,046
Equity in Earnings of Associated Companies	597	6	66	210	29,824	131	(1,341)	28,614
Net Income	7,253	545	1,834	3,918	80,377	5,399	(8,468)	77,308

Total Assets at December 31, 2005	492,053	133,861	177,319	81,479	7,858,385	2,712,391	(1,968,408)	8,602,368

Operating Segment Information

(Unaudited)

Nine-month period ended December 31, 2006 (from April 1, 2006 to December 31, 2006)

	(Millions of Yen)
	Iron & Steel Products	Iron & Steel Raw Materials and Non- Ferrous Metals	Machinery & Infrastracture Projects	Chemical	Energy	Foods & Retail	Lifestyle, Consumer Service and Information, Electronics & Telecommunication	Logistics & Financial Markets
Total Trading Transactions	1,033,215	1,279,829	1,585,499	1,757,039	1,592,924	1,476,760	1,093,003	133,879
Gross Profit	42,504	91,772	71,955	76,746	68,400	63,781	95,155	44,779
Operating Income (Loss)	18,963	74,420	10,687	25,728	43,927	11,374	12,674	17,899
Equity in Earnings of Associated Companies	2,482	49,082	18,309	3,709	31,907	2,498	5,072	1,494
Net Income (Loss)	15,933	90,974	26,572	14,711	52,500	(873)	8,527	8,385

	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	870,008	340,285	407,390	51,442	11,621,273	5,865	2,157	11,629,295
Gross Profit	45,614	16,792	19,362	3,643	640,503	6,264	3,042	649,809
Operating Income (Loss)	15,726	2,383	5,683	(211)	239,253	(3,171)	(19,575)	216,507
Equity in Earnings of Associated Companies	2,765	228	153	389	118,088	94	(447)	117,735
Net Income (Loss)	12,717	2,809	5,109	10,735	248,099	4,800	(8,685)	244,214

Nine-month period ended December 31, 2005 (from April 1, 2005 to December 31, 2005) (As restated)

	(Millions of Yen)
	Iron & Steel Products	Iron & Steel Raw Materials and Non- Ferrous Metals	Machinery & Infrastracture Projects	Chemical	Energy	Foods & Retail	Lifestyle, Consumer Service and Information, Electronics & Telecommunication	Logistics & Financial Markets
Total Trading Transactions	1,041,654	1,299,055	1,760,746	1,533,105	1,241,615	1,422,088	1,067,161	77,313
Gross Profit	41,362	85,145	64,339	71,826	60,100	64,173	91,433	34,451
Operating Income (Loss)	19,780	68,406	15,199	24,890	35,806	9,850	15,772	10,935
Equity in Earnings of Associated Companies	2,310	18,262	10,180	2,961	25,981	2,835	1,733	2,817
Net Income	14,568	45,449	21,468	7,021	33,986	4,054	10,909	8,421

	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	822,621	291,851	364,999	51,453	10,973,661	5,510	(7,340)	10,971,831
Gross Profit	42,505	16,620	18,807	3,557	594,318	5,647	(5,815)	594,150
Operating Income (Loss)	14,215	3,794	5,999	628	225,274	(2,434)	(26,978)	195,862
Equity in Earnings of Associated Companies	1,608	140	122	491	69,440	225	(2,223)	67,442
Net Income	11,230	3,237	6,384	10,586	177,313	10,732	(27,544)	160,501

Notes: 1.	In accordance with SFAS No.144, the figures of “Consolidated Total” for the nine-month period ended December 31, 2005 and the three-month period ended December 31, 2005 have been reclassified.
The reclassifications to “Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)” are included in “Adjustments and Eliminations.”

2.	“All Other” includes business activities which primarily provide services, such as financing service and operation services to external customers and/or to the companies and associated companies. Total assets of “All Other” at December 31, 2006 and 2005 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

3.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

4.	Transfers between operating segments are made at cost plus a markup.

5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.

6.	Starting from the year ended March 31, 2006, Iron & Steel Products and Iron & Steel Raw Materials and Non-Ferrous Metals which formerly composed the “Metal Products & Minerals,” and Foods & Retail, which was formally included in “Consumer Products & Services” are disclosed as a separate product-focused reportable operating segment, and Electronics & Information, which was formerly included in the “Machinery, Electronics & Information” is aggregated to Life Style and Consumer Service, which were formerly included in “Consumer Products & Services” and disclosed as “Life Style, Consumer Service and Information, Electronics & Telecommunication.” Machinery and Infrastracture Projects, which were formerly included in “Machinery, Electronics & Information,” are disclosed as “Machinery & Infrastracture Projects.”
Also, starting from the nine-month period ended December 31, 2006, Mitsui & Co., Financial Services (Europe) which was formerly included in “Europe,” is transferred to “All Other,” in order to centralize the operation of financing services to the companies and associated companies.
The operating segment information for the nine-month period ended December 31, 2005 and the three-month period ended December 31, 2005 have been restated to conform to the current period presentation.